

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 13, 2011

By U.S. Mail and facsimile to (617) 208-2968

Bob Bates
Chief Financial Officer
Inova Technology, Inc.
2300 West Sahara Ave., Suite 800
Las Vegas, NV 89102

>   **Re: Inova Technology, Inc.**
>   **Form 10-K for the Fiscal Year Ended April 30, 2009**
>   **Filed August 10, 2009**
>   **File No. 000-27397**

Dear Mr. Bates:

We issued comments to you on the above captioned filing on November 8, 2010. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by January 28, 2011, to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

If you do not respond to the outstanding comments or contact us by January 28, 2010**,** we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

Bob Bates
Inova Technology, Inc.
January 13, 2011
Page 2

You may contact Scott Stringer, Staff Accountant, at (202) 551-3272, Donna Di Silvio, Staff Accountant, at (202) 551-3202, or me, at (202) 551-3720, if you have questions regarding comments on the financial statements or any other matters.

Sincerely,

/s/Andrew Mew

Andrew Mew
Accounting Branch Chief